SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
Brazilian Taxpayers' nº 04.705.090/0001-77

NOTICE

São Paulo/Rio de Janeiro, October 22, 2004. Suzano Petroquímica S.A. (the "Company") (Bovespa: SZPQ4; Latibex: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., conveys to the market that, in furtherance of its repositioning process within capital markets, its Board of Directors approved on October 21, 2004 the submission to the Company's shareholders, in an Extraordinary General Meeting, of a proposal contemplating the compliance by the Company with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, as well as the granting to its shareholders of additional rights, which are described below:

I. The granting of tag along rights in the event of sale of control of the Company, and the increase of the minimum mandatory dividend:

- *Tag along*: holders of preferred shares shall be entitled to take part in any tender offer for the sale of control of the Company, for a price equivalent to 80% of the amount paid for each of the Company's common shares that comprise its control block;

- *Minimum Mandatory Dividend*: the minimum mandatory dividend to be paid to all of the Company's shareholders shall be increased from 25% to 30% of the Company's adjusted net profits. Preferred shares will lose their current right to a dividend 10% higher than the dividend attributed to common shares. This proposal is also to be submitted for approval in a Special Meeting of Preferred Shareholders.

II. Controlling Shareholders to waive their right to appoint three candidates for the position of representative of the Preferred Shareholders in the Board of Directors.

III. The Company's Fiscal Committee to become permanent.

IV. Compliance with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, with the main consequences being:

- Preferred Shareholders shall have the right to vote on certain issues submitted to the approval of the Company's General Meeting, such as (i) reorganizations of the Company's structure, including transformation of the Company into a different type of corporate entity, its merger into another company (whether or not the Company is the surviving entity) and a spin-off, (ii) approvals of agreements between the Company and its Controlling Shareholders, and (iii) a change in the Company's corporate purpose, among others.

- The election of arbitration as the method for resolving corporate disputes involving the Company, its shareholders, managers and members of its Fiscal Council, with the adhesion of the Company to the Regulation for Market Arbitrations of the São Paulo Stock Exchange – BOVESPA.

The Company's Board of Directors approved the call for an Extraordinary General Meeting of Shareholders to be held on November 18, in order to approve the changes to its bylaws which are necessary for the implementation of the proposal approved by the Board of Directors, as well as the call for a Special Meeting of Preferred Shareholders, to be held on the same day.

The Company believes that these initiatives, together with those recently made public, are a clear and unmistakable demonstration of the commitment of its Controlling Shareholders to the adoption of better corporate governance practices and strong corporate performance. They also reinforce the Company's strategic inclination to being one of the leaders in the thermoplastic resins production segment.

We are convinced that, with the accomplishment of this additional step, Suzano Petroquímica will be establishing itself as a true investment alternative in the São Paulo Stock Exchange- BOVESPA.

São Paulo, October 22, 2004.

João Pinheiro Nogueira Batista

Chief Financial Officer and Investors' Relations

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
Brazilian Taxpayers' nº 04.705.090/0001-77

NOTICE

São Paulo/Rio de Janeiro, October 22, 2004. Suzano Petroquímica S.A. (the "Company") (Bovespa: SZPQ4; Latibex: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., conveys to the market that, in furtherance of its repositioning process within capital markets, its Board of Directors approved on October 21, 2004 the submission to the Company's shareholders, in an Extraordinary General Meeting, of a proposal contemplating the compliance by the Company with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, as well as the granting to its shareholders of additional rights, which are described below:

I. The granting of tag along rights in the event of sale of control of the Company, and the increase of the minimum mandatory dividend:

- *Tag along*: holders of preferred shares shall be entitled to take part in any tender offer for the sale of control of the Company, for a price equivalent to 80% of the amount paid for each of the Company's common shares that comprise its control block;

- *Minimum Mandatory Dividend*: the minimum mandatory dividend to be paid to all of the Company's shareholders shall be increased from 25% to 30% of the Company's adjusted net profits. Preferred shares will lose their current right to a dividend 10% higher than the dividend attributed to common shares. This proposal is also to be submitted for approval in a Special Meeting of Preferred Shareholders.

II. Controlling Shareholders to waive their right to appoint three candidates for the position of representative of the Preferred Shareholders in the Board of Directors.

III. The Company's Fiscal Committee to become permanent.

IV. Compliance with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, with the main consequences being:

- Preferred Shareholders shall have the right to vote on certain issues submitted to the approval of the Company's General Meeting, such as (i) reorganizations of the Company's structure, including transformation of the Company into a different type of corporate entity, its merger into another company (whether or not the Company is the surviving entity) and a spin-off, (ii) approvals of agreements between the Company and its Controlling Shareholders, and (iii) a change in the Company's corporate purpose, among others.

- The election of arbitration as the method for resolving corporate disputes involving the Company, its shareholders, managers and members of its Fiscal Council, with the adhesion of the Company to the Regulation for Market Arbitrations of the São Paulo Stock Exchange – BOVESPA.

The Company's Board of Directors approved the call for an Extraordinary General Meeting of Shareholders to be held on November 18, in order to approve the changes to its bylaws which are necessary for the implementation of the proposal approved by the Board of Directors, as well as the call for a Special Meeting of Preferred Shareholders, to be held on the same day.

The Company believes that these initiatives, together with those recently made public, are a clear and unmistakable demonstration of the commitment of its Controlling Shareholders to the adoption of better corporate governance practices and strong corporate performance. They also reinforce the Company's strategic inclination to being one of the leaders in the thermoplastic resins production segment.

We are convinced that, with the accomplishment of this additional step, Suzano Petroquímica will be establishing itself as a true investment alternative in the São Paulo Stock Exchange- BOVESPA.

São Paulo, October 22, 2004.

João Pinheiro Nogueira Batista

Chief Financial Officer and Investors' Relations